UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006.

Commission File Number 001-15060

                                     UBS AG
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                 (Translation of registrant's name into English)

                   BAHNHOFSTRASSE 45, ZURICH, SWITZERLAND, AND
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                      AESCHENVORSTADT 1, BASEL, SWITZERLAND
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

This Form 6-K consists of the attached First Supplemental Indenture entered into by UBS AG as of February 28, 2006. UBS AG hereby amends the Indenture dated November 21, 2000 filed as part of Pre-Effective Amendment No. 1 to Registration Statement on Form F-3 (File No. 333-46930) filed with the Commission on November 9, 2000, under the Securities Act of 1933, as amended.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              UBS AG


                                              By: /s/ PER DYRVIK
                                                 -------------------------------
                                                 Name:  Per Dyrvik
                                                 Title: Managing Director
                                                 Date:  March 8, 2006



                                              By: /s/ BRYAN MURTAGH
                                                 -------------------------------
                                                 Name:  Bryan Murtagh
                                                 Title: Managing Director
                                                 Date:  March 8, 2006

                                     UBS AG

                                       TO

                      U.S. BANK TRUST NATIONAL ASSOCIATION
                                     Trustee


                               -------------------


                          FIRST SUPPLEMENTAL INDENTURE


                          Dated as of February 28, 2006


                          Supplement to Indenture Dated
                             as of November 21, 2000

                              -------------------

          FIRST SUPPLEMENTAL INDENTURE, dated as of February 28, 2006 to Indenture dated as of November 21, 2000 (the "INDENTURE") between UBS AG, a corporation duly organized and existing under the laws of Switzerland (herein called the "COMPANY"), having its principal office at Bahnhofstrasse 45, Zurich, Switzerland, and U.S. BANK TRUST NATIONAL ASSOCIATION, a national banking association duly organized and existing under the laws of the United States, as Trustee (the "TRUSTEE").

                            RECITALS OF THE COMPANY:

          WHEREAS, Section 901(5) of the Indenture provides that, without the consent of any Holders, the Company, when authorized by a Board Resolution, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental to the Indenture to change any of the provisions of the Indenture in respect of one or more series of Securities created after the execution of such supplemental indenture ("AFFECTED SECURITIES");

          WHEREAS, the Company desires to modify certain provisions of the Indenture relating to the notice of redemption by the Company;

          WHEREAS, the entry into this First Supplemental Indenture by the parties hereto is in all respects authorized by the provisions of the Indenture; and

          WHEREAS, this First Supplemental Indenture is authorized by the Board Resolution dated 18 December 2002, and all things necessary to make this First Supplemental Indenture a valid agreement of the Company and the Trustee according to its terms have been done;

         NOW, THEREFORE, THIS FIRST SUPPLEMENTAL INDENTURE WITNESSETH:

          For and in consideration of the premises and the purchase of the Affected Securities by the Holders thereof, it is mutually agreed, for the equal and proportionate benefit of all Holders, from time to time, of the Affected Securities or of series thereof, as follows:

                                   ARTICLE 1
                                   AMENDMENTS

          Section 1.01 . NOTICE ON ELECTION TO REDEEM; NOTICE TO TRUSTEE.
     Section 1102 of the Indenture is hereby amended, with respect to any Affected Securities, by deleting the phrase "at least 60 days" and replacing it with the phrase "at least 5 Business Days".

          Section 1.02 . NOTICE OF REDEMPTION. Section 1104 of the Indenture is hereby amended, with respect to any Affected Securities, by deleting the phrase "not less than 10" and replacing it with the phrase "not less than 5 Business Days".

                                   ARTICLE 2
                            MISCELLANEOUS PROVISIONS

          Section 2.01 . OTHER TERMS OF INDENTURE. Except insofar as herein otherwise expressly provided, all provisions, terms and conditions of the Indenture are in all respects ratified and confirmed and shall remain in full force and effect.

          Section 2.02 . TERMS DEFINED. All terms defined elsewhere in the Indenture shall have the same meanings when used herein.

          Section 2.03 . SEPARABILITY CLAUSE. In case any provision in this First Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

          Section 2.04 . GOVERNING LAW. This First Supplemental Indenture shall be governed by and construed in accordance with the law of the State of New York.

          Section 2.05 . COUNTERPARTS. This First Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original; but such counterparts shall together constitute but one and the same instrument.

          IN WITNESS WHEREOF the parties hereto have caused this First Supplemental Indenture to be duly executed, as of the day and year first above written.

                                         UBS AG

                                         By: /s/ BRYAN MURTAGH
                                             ----------------------------
                                             Name:
                                             Title:

                                         UBS AG

                                         By: /s/ DAVID KELLY
                                             ----------------------------
                                             Name:  David Kelly
                                             Title: Managing Director and
                                                    Counsel Region
                                                    Americas Legal

                                         U.S. BANK TRUST NATIONAL
                                         ASSOCIATION

                                         By: /s/ DAVID J. KOLLBACHUK
                                             ----------------------------
                                             Name:  David J. Kollbachuk
                                             Title: Vice President